Exhibit 99.1

VOX ROYALTY ANNOUNCES CLOSING OF $55 MILLION UNDERWRITTEN PUBLIC OFFERING OF COMMON SHARES AND THE SATISFACTION OF CONDITIONS PRECEDENT FOR PURCHASE OF GLOBAL GOLD PORTFOLIO

 All figures expressed in USD unless noted otherwise.

DENVER - September 26, 2025 - Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce the closing of its previously announced primary underwritten public offering (the “Offering”) through a syndicate of underwriters (the “Underwriters”) co-led by BMO Capital Markets, Cantor Fitzgerald Canada Corporation and National Bank Financial Inc., who served as joint book-running managers for the Offering. In connection with the closing of the Offering, the Company issued 17,094,750 of its common shares (“Common Shares”) (inclusive of Common Shares issued pursuant to the full exercise by the Underwriters of a 15% over-allotment option) at a price of $3.70 per share for total gross proceeds to the Company of approximately $63.25 million.

The Company is also pleased to announce that all conditions precedent to the closing of the Company’s previously announced acquisition of a global gold portfolio of ten gold offtake and royalty assets, covering twelve mines and projects across eight jurisdictions, including Australia, Brazil, Canada, Côte d’Ivoire, Mali, Mexico, South Africa and the United States (the “Portfolio”) from certain subsidiaries of Deterra Royalties Limited, as announced on September 23, 2025 (the “Transaction”) have now been satisfied and the Company is proceeding with the closing of the Transaction. The purchase of the Portfolio is expected to be completed later today. The Company intends to use the net proceeds from the Offering to fund the purchase price for the acquisition of the Portfolio.

The Common Shares sold in the Offering are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “VOXR”, and are conditionally approved for listing by the Toronto Stock Exchange (“TSX”) under the symbol “VOXR”. Listing of such Common Shares on the TSX will be subject to the fulfillment by the Company of the customary listing conditions of the TSX.

The Common Shares sold in the Offering (including those pursuant to exercise of the over-allotment option) were made by way of a final prospectus supplement that forms part of Vox’s existing short form base shelf prospectus dated February 13, 2025, filed pursuant to the shelf prospectus procedures established by National Instrument 44-102 - Shelf Distributions and Vox’s U.S. registration statement on Form F-10, as amended (File No. 333-284746), filed with the United States Securities and Exchange Commission (the “SEC”). A final prospectus supplement together with the accompanying base shelf prospectus or registration statement, as applicable, has been filed with the securities regulatory authorities in all provinces of Canada other than Québec, pursuant to the Multijurisdictional Disclosure System, and with the SEC in the United States, respectively. Copies of these documents are available on Vox’s profiles on the System for Electric Document Analysis and Retrieval website maintained by the Canadian Securities Administrators at www.sedarplus.ca and the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the final prospectus supplement and the accompanying base shelf prospectus or registration statement, as applicable, may also be obtained from BMO Capital Markets, at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), Cantor Fitzgerald Canada Corporation by telephone at (212) 938,5000 or by email at prospectus@cantor.com, or National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, Ontario M5X 1J9, by telephone at (416) 869-8414 or by email at NBF-Syndication@bnc.ca.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

(720) 602-4223

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, the fulfillment of the listing conditions of the TSX, the use of the proceeds from the Offering, the assets to be included in the Portfolio, the timing for the closing of the acquisition of the offtakes and the timing for the closing of the acquisition of the royalties.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and in the Middle East, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.